                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13 D

                    Under the Securities Exchange Act of 1934

                  CHILDREN'S DISCOVERY CENTERS OF AMERICA INC.
                  --------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   168757 20 1
                                   -----------
                                 (CUSIP NUMBER)

                             Mr. Michael J. Connelly
                      c/o Lepercq Capital Management, Inc.
                             1675 Broadway, NY 10019
                                 (212) 698-0700

                  (Name, Address and Telephone Number of Person)
                  ---------------------------------------------
                (Authorized to receive Notices and Communications)

                                  June 12, 1996
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                       [ ]

Check the following box if a fee is being paid with this statement.

                                       [ ]
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                                                            Page 2 of 9 Pages

CUSIP NO. 168757  20  1

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  L.N. Investment Capital Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (See Instructions)

                                       (a)  [X]

                                       (b)  [ ]

3.       SEC USE ONLY.

4.       SOURCE OF FUNDS (See Instructions)

                                       N/A

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e).

                                         [ ]



6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

Number of Shares                            7.       SOLE VOTING POWER
Beneficially Owned by Each                           450,909
Reporting Person With

                                            8.       SHARED VOTING POWER
                                                     0

                                            9.       SOLE DISPOSITIVE POWER
                                                     450,909

                                            10.      SHARED DISPOSITIVE POWER
                                                     0
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                                                               Page 3 of 9 Pages

CUSIP NO. 168757 20 1

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON.
                                                          450,909

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions).
                                                          [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)
                                                          6.7%

14.  TYPE OF REPORTING PERSON

                                       PN
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                                                               Page 4 of 9 Pages

CUSIP NO. 168757 20 1

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Michael J. Connelly

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (See Instructions)

                                       (a) [X]

                                       (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS  (See Instructions)

                                       N/A

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

                                        [ ]



6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America

Number of Shares                    7.       SOLE VOTING POWER
Beneficially Owned                           52,682
by Each Reporting
Person With                         8.       SHARED VOTING POWER
                                             450,909

                                    9.       SOLE DISPOSITIVE POWER
                                             52,682

                                    10.      SHARED DISPOSITIVE POWER
                                             450,909


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                                                              Page 5 of 9 Pages
CUSIP NO. 168757 20 1

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                            503,591

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                             [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                             7.5%

14.      TYPE OF REPORTING PERSON

                                            IN
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                                                               Page 6 of 9 Pages

CUSIP NO. 168757 20 1

         This Amendment No. 4 supplements and amends Item 5 of the Statement on
Schedule 13D dated November 5, 1992, as amended by Amendment No. 1 dated May 21, 1993, Amendment No. 2 dated May 5, 1994 and Amendment No. 3 dated March 23, 1995, filed by (i) LN Investment Capital Limited Partnership, a Delaware limited partnership (the "Reporting Partnership"), and (ii) Michael J. Connelly ("Connelly"), with regard to the Common Stock, par value $.01 per share ("Common Stock"), of Children's Discovery Centers of America, Inc. , a Delaware corporation. The Common Stock was formerly designated as "Class A Common Stock" and was referred to as such in the Schedule 13D as initially filed and Amendment No. 1 thereto. Unless otherwise defined herein, capitalized terms used herein shall have the meaning ascribed thereto in the Schedule 13D originally filed.

         Information contained in this Amendment No. 4 reflects the disposition by the Reporting Partnership of a total of 40,000 shares in one transaction on June 12, 1996. All of the shares of Common Stock disposed of by the Reporting Partnership were acquired through the conversion of shares of Series A Preferred Stock issued to the Reporting Partnership in November 1992.

Item 5.           Interest in Securities of the Issuer

         (a) (i) As of the date hereof, the Reporting Partnership beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), 450,909 shares of Common Stock (including 388,182 shares of Common Stock issuable to the Reporting Partnership upon conversion of 2,135 shares of Series A Preferred Stock held by the Reporting Partnership), representing to the best of the knowledge of the Reporting Partnership, 6.7% of the issued and outstanding shares of Common Stock.

         Connelly, as managing general partner of LN General Partners ("LNGP") and the Reporting Partnership, may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Partnership.

         (ii) As of the date hereof, Connelly beneficially owned, for purposes of Rule 13d-3 under the Act, 503,591 shares of Common Stock (such amount includes 24,500 shares issuable to Connelly upon exercise of stock options held by Connelly and 388,182 shares of Common Stock issuable to the Reporting Partnership upon conversion of 2,135 shares of Series A Preferred Stock held by the Reporting Partnership), representing, to the best of the knowledge of Connelly, 7.5% of the issued and outstanding shares of Common Stock.
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CUSIP NO. 168757 20 1                                         Page 7 of 9 Pages

         (iii) As of the date hereof, the Reporting Partnership and Connelly, constituting a "group" within the meaning of Section 13d-3 of the Act, collectively owned 503,591 shares of Common Stock (such amount includes 24,500 shares issuable to Connelly upon exercise of stock options held by Connelly and 388,182 shares of Common Stock issuable to the Reporting Partnership upon the conversion of the 2,135 shares of Series A Preferred Stock held by the Reporting Partnership), constituting, to the best of the knowledge of the Reporting Partnership and Connelly, approximately 7.5% of the issued and outstanding shares of Common Stock.

         (b) The Reporting Partnership has the power to vote and dispose of the shares of Common Stock owned by the Reporting Partnership. Connelly has the power to vote and dispose of the shares of Common Stock owned by Connelly.

         (c) During the 60 days prior to the date of the event requiring the filing of this Amendment No. 4, and during the 60 days prior to the date of this Amendment No. 4, the Reporting Partnership effected the following transactions in the Common Stock:

         (i) On June 12, 1996, the Reporting Partnership sold 40,000 shares of Common Stock in the over-the-counter market.

         Other than as set forth above, neither Connelly, the Reporting Person nor LNGP has effected any transaction in the Common Stock during the 60 days prior to the date of the event requiring the filing of this Amendment No.4, and during the 60 days prior to the date of this Amendment No. 4.

         (c)      Not applicable.

         (d)      Not applicable.
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                                                               Page 8 of 9 Pages

CUSIP NO. 168757 20 1

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 1996

                                               LN INVESTMENT CAPITAL LIMITED
                                               PARTNERSHIP

                                               By:      LN General Partners,
                                                        General Partner

                                               By:  /s/ MICHAEL J. CONNELLY
                                                    ------------------------
                                                        Michael J. Connelly
                                                        General Partner

                                                    /s/ MICHAEL J. CONNELLY
                                                    -----------------------
                                                        Michael J. Connelly